UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE
ACT OF 1934
For the month of August 2023
Commission File Number: 001-41745
ODDITY Tech Ltd.
(Translation of registrant’s name into English)
8 Haharash Street,
Tel Aviv-Jaffa, 6761304, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Explanatory Note
ODDITY Tech Ltd. (the “Company”) will hold a Special General Meeting of Shareholders of the Company (the “Meeting”) on September 28, 2023 at 4:00 p.m. (Israel time), at the Company’s headquarters at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel. The Company hereby furnishes a notice and proxy statement (“Notice and Proxy Statement”) and a proxy card (“Proxy Card”), which will be distributed to all shareholders of record as of the close of business on August 21, 2023 in connection with the Meeting:
(i)
Notice and Proxy Statement with respect to the Meeting, which describes the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)
Proxy Card whereby holders of Class A and Class B ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement and Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.
The information in this Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Notice and Proxy Statement for the Company’s Special General Meeting of Shareholders to be held on September 28, 2023.
99.2	Proxy Card for the Company’s Special General Meeting of Shareholders to be held on September 28, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ODDITY TECH LTD.
By:
/s/ Lindsay Drucker Mann

Name:
Lindsay Drucker Mann

Title:
Global Chief Financial Officer

Date: August 16, 2023